SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                          BERRY PETROLEUM COMPANY
            (Exact name of registrant as specified in charter)

           Delaware                                     77-0079387
(State of Incorporation of organization)  (I.R.S. Employer Identification No.)

28700 Hovey Hills Road, P.O. Bin X, Taft, CA	             93268
(Address of principal executive offices)		              (Zip Code)

                 Securities to be registered pursuant to
                        Section l2(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered

Rights to Purchase Series B	             New York Stock Exchange
Junior Participating
Preferred Stock

                   Securities to be registered pursuant to
                          Section 12(f) of the Act:

                                    None

                              (Title of Class)






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Item 1. 	Description of Registrant's Securities to be Registered.

     	On November 18, 1999 (the "Rights Dividend Declaration Date"), the Board of Directors of Berry Petroleum Company (the "Company") declared a dividend of one Right (a "Right") for each outstanding share of capital stock (Class A Common Stock "Common Stock" and Class B Stock) to be distributed to stockholders of record at the close of business on December 8, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of $38.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, LLC, as Rights Agent.

     	The following is a brief description of the Rights. It is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 1. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Rights Agreement.

Issuance of Rights.

     	Each share of Common Stock and Class B Stock outstanding at the close of business on the Record Date will receive one Right. In addition, prior to the Distribution Date (as hereinafter defined), one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock and Class B Stock issued or transferred by the Company after the Record Date. Following the Distribution Date (as hereinafter defined) and prior to the expiration or redemption of the Rights, the Company will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of securities issued by the Company after the effective date of the Rights Agreement. In any other case after the Distribution Date, the Company may issue Rights when it issues capital stock if the Board of Directors deems it to be necessary or appropriate but shall be under no obligation to do so.

Capital Stock Certificates Representing Rights Prior to Distribution
Date.

     	Prior to the Distribution Date, the Rights will be attached to all capital stock certificates representing shares then outstanding and will be transferred with and

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only with such capital stock certificates.   No separate Rights certificates
will be distributed. The surrender for transfer of any certificates for capital stock outstanding will also constitute the transfer of the Rights associated with the capital stock represented by such certificate. New capital stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference.

Distribution Date.

     	The Rights will separate from the capital stock and a Distribution Date will occur (the "Distribution Date") upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company, any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, or a person who or which, together with its Affiliates and Associates, shall become the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding solely as a result of a reduction in the number of shares of Common Stock outstanding due to a repurchase of Common Stock by the Company, unless such person shall thereafter purchase or otherwise become the Beneficial Owner of additional shares of Common Stock representing 1% of the shares of Common Stock then outstanding (an "Exempt Person"), who or which, without the consent of the Company, has acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of capital stock (such person or group being referred to as an "Acquiring Person" and such date being referred to as the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group (other than an Exempt Person or person approved by the Company) beneficially owning 20% or more of the outstanding shares of Common Stock. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the capital stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

Exercise of Rights.

     	Rights Initially Not Exercisable. Prior to the Distribution Date, the Rights are not exercisable.

     	Rights Entitling Holders to Purchase Preferred Stock. At any time after the Distribution Date, but prior to the earlier of the expiration or redemption of the Rights, each Right may be exercised at the stated purchase price of $38.00 (subject

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to adjustment) for one one-hundredth of a share of the Preferred Stock;
provided, however, that upon the occurrence of any of the events described below the Rights may no longer be exercised for the Preferred Stock and may only be exercised for certain other securities described below.

     	Rights Entitling Holders (Except Any Acquiring Person) to Purchase Common Stock of the Company. In the event that at any time following the Rights Dividend Declaration Date, a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the independent directors determines to be fair to and otherwise in the best interests of the Company and its stockholders), then each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights are exercisable following the occurrence of the foregoing only at such time as the Rights are not redeemable by the Company. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this Paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void.

     	Rights Entitling Holders (Except Any Acquiring Person) to Purchase Common Stock of an Acquiring Company. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's outstanding Common Stock is exchanged for cash, stock or other property (other than a merger which follows an offer described in the preceding Paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Adjustment of Number of Rights, Purchase Price and Number of Units of Preferred Stock.

     	The Purchase Price payable and/or the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

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Fractional Rights and Fractional Shares.

     	No fractional Rights, fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share), or fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights, Preferred Stock, or Common Stock, respectively, on the last trading date prior to the date of exercise.

Redemption of Rights.

     	In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, at any time until the Distribution Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. After the Distribution Date, the Company's ability to redeem the Rights can be reinstated in certain circumstances, subject to certain conditions, in connection with a permitted transaction not involving an Acquiring Person or where an Acquiring Person has decreased its beneficial ownership in the Company to less than 10% of the then outstanding shares of Common Stock and there is no other Acquiring Person.

Amendments.

     	Other than those provisions relating to the redemption price or the final expiration date of the Rights, any of the provisions of the Rights Agreement may be supplemented or amended by the Company prior to the Distribution Date, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. After the Distribution Date, the provisions of the Rights Agreement (other than those provisions relating to the redemption price or the final expiration date of the Rights) may be amended by the Company in order to make changes which do not materially and adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

Final Expiration Date.

     	The Rights will expire at the close of business on December 8, 2009, unless earlier redeemed or exchanged by the Company or terminated, as described in the Rights Agreement.

No Voting or Dividend Rights.

     	Until a Right is exercised, the holder thereof, as such, will have no rights as a

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stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of the Preferred Stock.

     	The Company has initially reserved 250,000 shares of Preferred Stock for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement. The Preferred Stock will be nonredeemable and will rank junior to all other series of the Company's preferred stock. The dividend, liquidation and voting rights, and the rights upon consolidation or merger of the Preferred Stock are designed so that the value of the one one-hundredth interest in a share of Preferred Stock purchasable with each Right will approximate the value of one share of Common Stock. Each whole share of Preferred Stock will be entitled to receive a quarterly preferential dividend of the greater of $.25 per share or 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferential liquidation payment of $100 per share but will be entitled to receive, in the aggregate, a liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock.

Item 2.	  Exhibits.

	   1.   	Rights Agreement, dated as of December 8, 1999, by and
between the Company and ChaseMellon Shareholder Services, LLC, as
Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate. Pursuant to the terms of the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date ( as that term is defined in the Rights Agreement).

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                               SIGNATURE


     	Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:	December 7, 1999	          	Berry Petroleum Company

                                    	By: /s/ Jerry V. Hoffman
                                         Jerry V. Hoffman,
                                         Chairman of the Board, President and
                                         Chief Executive Officer

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